                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           PEPSI-GEMEX, S.A. DE C.V.
                       (Name of Subject Company (Issuer))

                         THE PEPSI BOTTLING GROUP, INC.
                              BOTTLING GROUP, LLC
                 PBG GRUPO EMBOTELLADOR HISPANO-MEXICANO, S.L.
                      (Name of Filing Persons (Offerors))

                            Global Depositary Shares
   (Each representing six Ordinary Participation Certificates of the subject
                                    Company)

                      Ordinary Participation Certificates
   (Each representing one Series B Common Share, one Series D Preferred Share and one Series L Limited Voting Share of the subject Company)

                Series B Common Shares, without stated par value
              Series D Preferred Shares, without stated par value*
           Series L Limited Voting Shares, without stated par value*
                         (Title of Class of Securities)

                      713435105 (Global Depositary Shares)
                     (CUSIP Number of Class of Securities)

                            PAMELA C. MCGUIRE, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         THE PEPSI BOTTLING GROUP, INC.
                                 ONE PEPSI WAY
                             SOMERS, NEW YORK 10589
                                 (914) 767-6000

                                WITH A COPY TO:

                            CARLOS E. MARTINEZ, ESQ.
                            ALLAN R. WILLIAMS, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
               TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------------------------------
                    $885,071,094                                             $81,427
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

* Represents the U.S. dollar equivalent of the aggregate cash consideration in Mexican pesos to be paid by the filing person for all outstanding Series B Common Shares, Series D Preferred Shares and Series L Limited Voting Shares of the subject company, including those represented by CPOs and GDSs, calculated using the noon buying exchange rate published by the Federal Reserve Bank of New York on October 3, 2002 of Ps.10.131 to US$1.00.
* The Series D Preferred Shares and the Series L Limited Voting Shares are separately registered under Section 12(b) of the Securities Exchange Act of 1934.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
        Amount previously paid: ---------------
        Filing party: -------------------------
        Form or registration No.: -------------
        Date filed: ---------------------------
    [ ] Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] Third-party tender offer subject to Rule 14D-1.
[ ] Issuer tender offer subject to Rule 13E-4.
[X] Going-private transaction subject to Rule 13E-3.
[ ] Amendment to Schedule 13D under Rule 13D-2.
[ ] Check the box if the filing is a final amendment reporting the results of a tender offer.

     This Schedule TO is being filed in connection with a tender offer in the United States (the "U.S. Offer") by The Pepsi Bottling Group, Inc., a Delaware corporation ("PBG"), through PBG Grupo Embotellador Hispano-Mexicano, S.L. ("Embotellador HM"), a Spanish limited liability company and an indirect subsidiary of Bottling Group, LLC ("BG LLC"), a Delaware limited liability company and the principal operating subsidiary of PBG, to purchase for cash all of the outstanding Global Depositary Shares (the "GDSs") of Pepsi-Gemex, S.A. de C.V. ("Gemex"), a variable stock corporation organized under the laws of Mexico, and all outstanding Series B Common Shares (the "Shares") and Ordinary Participation Certificates (the "CPOs," and collectively with the Shares and the GDSs, the "Securities") of Gemex held by persons who are not Mexican residents. Each CPO represents one Share, one Series D Preferred Share and one Series L Limited Voting Share. Each GDS represents six CPOs. Simultaneously with the U.S. Offer, Embotellador HM is offering in Mexico (the "Mexican Offer") to purchase all outstanding Shares and CPOs of Gemex, including those held by U.S. residents, on substantially the same terms as the U.S. Offer.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the U.S. Offer to Purchase, dated October 7, 2002, which is attached as Exhibit 12(a)(1) to this Schedule TO, under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     The information set forth in the U.S. Offer to Purchase under the caption "Information Regarding Gemex" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     The information set forth in the U.S. Offer to Purchase under the caption "Information Regarding PBG and Embotellador HM" is incorporated herein by reference.

     The information set forth in Annex I to the U.S. Offer to Purchase under the caption "Information Concerning Directors and Executive Officers of Embotellador HM, BG LLC, PBG and PepsiCo" is incorporated herein by reference.

     Neither PBG, BG LLC, Embotellador HM or PepsiCo, Inc., a North Carolina corporation, nor any of their respective directors and executive officers (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION

     The information set forth in the U.S. Offer to Purchase under the caption "The U.S. Offer" is incorporated herein by reference.

          (a)(1)(ix), (x) and (xi) Not applicable.

          (a)(2) Not applicable.

          (f) Not applicable

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The information set forth in the U.S. Offer to Purchase under the caption "Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     The information set forth in the U.S. Offer to Purchase under the captions "Special Factors -- Background to the Offers" and "The U.S. Offer -- Our plans for Gemex; transactions and operations following the U.S. Offer" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in the U.S. Offer to Purchase under the captions "The U.S. Offer -- Sources of funds" and "Information Agent, Receiving Agents, U.S. Dealer Manager and other expenses" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth in the U.S. Offer to Purchase under the captions "Past Contacts, Transactions, Negotiations and Agreements," "Information Regarding Gemex" and "Special Factors -- Background to the Offers" is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The information set forth in the U.S. Offer to Purchase under the caption "The U.S. Offer -- Information Agent, Receiving Agents, Dealer Manager and other expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

     The information set forth in the U.S. Offer to Purchase under the caption "Information Regarding Gemex -- Selected financial data of Gemex" is incorporated herein by reference. In addition, the Audited Consolidated Financial Statements of Gemex at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, attached hereto as Exhibit 12(a)(8), are incorporated herein by reference. Finally, Gemex's report on Form 6-K filed with the SEC on July 26, 2002, attached hereto as Exhibit 12(a)(9), which includes financial information and a press release regarding financial results of Gemex during the period ended June 30, 2002, is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

     The information set forth in the U.S. Offer to Purchase under the captions "The U.S. Offer -- Certain legal matters; regulatory approvals," The U.S.
Offer -- Certain conditions to the U.S. Offer," "Past Contacts, Transactions, Negotiations and Agreements" and "Exemptions Requested From the Securities and Exchange Commission" is incorporated herein by reference.

          (a)(1) and (3) through (5) and (b) None

ITEM 12.  EXHIBITS

(a)(1)   U.S. Offer to Purchase, dated October 7, 2002
(a)(2)   Form of GDS Letter of Transmittal
(a)(3)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and other Nominees
(a)(4)   Form of Letter to Clients
(a)(5)   Notice of Guaranteed Delivery
(a)(6)   Guidelines for certification of Taxpayer Identification
         Number on substitute Form W-9
(a)(7)   Summary Advertisement, dated October 7, 2002, published in
         The Wall Street Journal
(a)(8)   Audited Consolidated Financial Statements of Gemex at
         December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001
(a)(9)   Gemex's Report on Form 6-K filed with the SEC on July 26,
         2002

(a)(10) Press release, dated October 7, 2002, announcing the commencement of the offers
(a)(11) Press release, dated May 7, 2002 (incorporated by reference to PBG's Schedule TO-C filed with the SEC on May 7, 2002)
(a)(12) Notice to employees, dated May 7, 2002 (incorporated by reference to PBG's Schedule TO-C filed with the SEC on May
         7, 2002)
(a)(13)  Non-binding Term Sheet (incorporated by reference to PBG's
         Schedule TO-C filed with the SEC on May 7, 2002)
(a)(14) Press release, dated August 13, 2002 (incorporated by reference to PBG's Schedule TO-C filed with the SEC on August 14, 2002)
(a)(15) Third quarter conference call script (incorporated by reference to PBG's Schedule TO-C filed with the SEC on October 1, 2002)
(a)(16)  Third quarter conference call script, with Q&A session
         (incorporated by reference to PBG's Schedule TO-C filed with the SEC on October 3, 2002)
(a)(17)  Summary of the Mexican Offer to Purchase
(b)(1)   U.S. $1,200,000,000 Senior Credit Agreement by and among
         PBG, as the borrower, certain lenders specified therein, Salomon Smith Barney Inc., Credit Suisse First Boston
         Corporation and Deutsche Bank Securities Inc., as joint lead arrangers, Citibank, N.A., Credit Suisse First Boston,
         Cayman Islands Branch and Deutsche Bank AG New York Branch, as joint syndication agents, and BG LLC, as guarantor
(c)(1)   Salomon Smith Barney Inc. fairness opinion
(c)(2)   Salomon Smith Barney Inc. presentation to the Board of
         Directors of PBG
(d)(1)   Agreement to Tender, dated October 4, 2002, by and among BG
         LLC, Embotellador HM and PepsiCo, Inc.
(d)(2)   Agreement to Tender, dated October 4, 2002, by and among BG
         LLC, Embotellador HM and Mr. Enrique C. Molina Sobrino
(d)(3)   Escrow Agreement, dated October 4, 2002, by and among PBG,
         Embotellador HM, Mr. Enrique C. Molina Sobrino and The Bank of New York

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     The information required by Schedule 13E-3 is included in the responses to the other Items of this Schedule TO. In addition, the information set forth in the U.S. Offer to Purchase under the caption "Special Factors" is incorporated herein by reference.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       PBG GRUPO EMBOTELLADOR HISPANO-MEXICANO,
                                       S.L.

October 7, 2002                                         By: /s/ INIGO MADARIAGA
                                           --------------------------------------------------
                                                         Name: Inigo Madariaga
                                                        Title: Managing Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       THE PEPSI BOTTLING GROUP, INC.

October 7, 2002                                         By: /s/ ALFRED H. DREWES
                                           --------------------------------------------------
                                                         Name: Alfred H. Drewes
                                             Title: Senior Vice President & Chief Financial
                                                                Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       BOTTLING GROUP, LLC

October 7, 2002                                         By: /s/ ALFRED H. DREWES
                                           --------------------------------------------------
                                                         Name: Alfred H. Drewes
                                                   Title: Principal Financial Officer

                                 EXHIBIT INDEX

(a)(1)   U.S. Offer to Purchase, dated October 7, 2002
(a)(2)   Form of GDS Letter of Transmittal
(a)(3)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and other Nominees
(a)(4)   Form of Letter to Clients
(a)(5)   Notice of Guaranteed Delivery
(a)(6)   Guidelines for certification of Taxpayer Identification
         Number on substitute Form W-9
(a)(7)   Summary Advertisement, dated October 7, 2002, published in
         The Wall Street Journal
(a)(8)   Audited Consolidated Financial Statements of Gemex at
         December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001
(a)(9)   Gemex's Report on Form 6-K filed with the SEC on July 26,
         2002
(a)(10)  Press release, dated October 7, 2002, announcing the commencement of the Offers
(a)(11)  Press release, dated May 7, 2002 (incorporated by reference to PBG's Schedule TO-C filed with the SEC on May 7, 2002)
(a)(12)  Notice to employees, dated May 7, 2002 (incorporated by reference to PBG's Schedule TO-C filed with the SEC on May
         7, 2002)
(a)(13)  Non-binding Term Sheet (incorporated by reference to PBG's
         Schedule TO-C filed with the SEC on May 7, 2002)
(a)(14)  Press release, dated August 13, 2002 (incorporated by reference to PBG's Schedule TO-C filed with the SEC on
         August 14, 2002)
(a)(15)  Third quarter conference call script (incorporated by reference to PBG's Schedule TO-C filed with the SEC on
         October 1, 2002)
(a)(16)  Third quarter conference call script, with Q&A session
         (incorporated by reference to PBG's Schedule TO-C filed with the SEC on October 3, 2002)
(a)(17)  Summary of the Mexican Offer to Purchase
(b)(1)   U.S. $1,200,000,000 Senior Credit Agreement by and among
         PBG, as the borrower, certain lenders specified therein,
         Salomon Smith Barney Inc., Credit Suisse First Boston
         Corporation and Deutsche Bank Securities Inc., as joint lead arrangers, Citibank, N.A., Credit Suisse First Boston,
         Cayman Islands Branch and Deutsche Bank AG New York Branch,
         as joint syndication agents, and BG LLC, as guarantor
(c)(1)   Salomon Smith Barney Inc. fairness opinion
(c)(2)   Salomon Smith Barney Inc. presentation to the Board of
         Directors of PBG
(d)(1)   Agreement to Tender, dated October 4, 2002, by and among BG
         LLC, Embotellador HM and PepsiCo, Inc.
(d)(2)   Agreement to Tender, dated October 4, 2002, by and among BG
         LLC, Embotellador HM and Mr. Enrique C. Molina Sobrino
(d)(3)   Escrow Agreement, dated October 4, 2002, by and among PBG,
         Embotellador HM, Mr. Enrique C. Molina Sobrino and The Bank
         of New York